FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 1, 2009

BAYTEX ENERGY TRUST TO PRESENT AT THE FIRST ENERGY/SOCIÉTÉ GÉNÉRALE MONTREAL ENERGY CONFERENCE

CALGARY, ALBERTA (December 1, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will present at the First Energy/Société Générale Montreal Energy Conference in Montreal, Quebec. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 30 days following the presentation:

http://remotecontrol.jetstreammedia.com/16733

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Derek Aylesworth, Chief Financial Officer
Telephone: (403) 267-0708	Telephone: (403) 538-3639

Brian Ector, Director of Investor Relations	Cheryl Arsenault, Investor Relations
Telephone: (403) 267-0702	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca